UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

Filed by the Registrant  |_|

Filed by a Party other than the Registrant |X|

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|_|  Soliciting Material Pursuant to ss.240.14a-12

MYERS INDUSTRIES, INC.

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(Name of Registrant as Specified In Its Charter)

GAMCO ASSET MANAGEMENT INC.
MARIO J. GABELLI
ROBERT S. PRATHER, JR.
EDWARD F. CRAWFORD
AVRUM  GRAY

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(Name of Person(s) Filing Proxy Statement, if other than the Registrant)
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PRELIMINARY PROXY STATEMENT OF GAMCO ASSET MANAGEMENT INC. – Subject to Completion

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ANNUAL MEETING OF SHAREHOLDERS OF MYERS INDUSTRIES, INC.

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To Our Fellow Myers Industries, Inc. Shareholders:

This proxy statement and the enclosed BLUE proxy card are being furnished to shareholders of Myers Industries, Inc. (“Myers” or the “Company”) in connection with the solicitation of proxies by GAMCO Asset Management Inc. (“GAMCO” or “we”) and the other participants identified below to be used at the 2010 annual meeting of shareholders of Myers, including any adjournments or postponements thereof and any meeting held in lieu thereof (the “2010 Annual Meeting”).  The 2010 Annual Meeting is scheduled to be held at 9:00 A.M. Eastern time on Friday, April 30, 2010, at the Louis S. Myers Training Center, 1554 South Main Street, Akron, Ohio 44301.  This proxy statement and the BLUE proxy card are first being furnished to shareholders on or about April ___, 2010.  The Participants in this proxy solicitation are GAMCO, the Nominees (as defined below), and Mario J. Gabelli (the “Participants”).

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:  Our proxy materials are available on the following website: www.gproxyonline.com.

THIS SOLICITATION IS BEING MADE BY THE PARTICIPANTS AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY (THE “BOARD”).

We are soliciting your proxy for the 2010 Annual Meeting in support of the following proposals:

1.	To elect Robert S. Prather, Jr., Edward F. Crawford and Avrum Gray (each a “Nominee” and collectively, the “Nominees”) to serve as directors of the Company. and

2.	To ratify the Board’s appointment of KPMG LLP (the “Accountants”) as the independent registered public accounting firm for the Company for fiscal 2010;

 In their discretion, the named proxies are authorized to vote upon such other matters as may properly come before the 2010 Annual Meeting.

GAMCO intends to vote its Common Stock FOR the election of its Nominees. By voting on the BLUE proxy card, a shareholder will be voting for the three GAMCO Nominees only and will be disenfranchised with respect to the six other director positions to be filled at the 2010 Annual Meeting.  There also is no assurance that the Myers’ nominees for election to the Board will serve if elected with any of GAMCO’s nominees.

Myers has disclosed that the record date for determining shareholders entitled to notice of and to vote at the 2010 Annual Meeting is March 10, 2010 (the “Record Date”).  Shareholders of record at the close of business on the Record Date will be entitled to vote at the 2010 Annual Meeting.  The Company has disclosed that on March 10, 2010, there were 35,435,869 shares of Common Stock outstanding, without par value (“Common Stock” or “Shares”).  Each Share has one vote, and there is no cumulative voting.

GAMCO beneficially owns, on behalf of its clients, 2,138,275 Shares as of the Record Date, representing 6.03% of the Company’s outstanding Common Stock.  Affiliates of GAMCO beneficially own on behalf of their investment advisory clients as of the Record Date, an additional 1,515,900 Shares, representing 4.27% of the Company’s outstanding Common Stock.

OUR NOMINEES ARE COMMITTED TO ACTING IN THE BEST INTERESTS OF ALL MYERS SHAREHOLDERS.  WE BELIEVE THAT ELECTING THEM TO THE BOARD WILL HAVE A POSITIVE EFFECT ON THE FUTURE OF MYERS.  ACCORDINGLY, WE URGE YOU TO VOTE YOUR BLUE PROXY CARD FOR OUR NOMINEES.

HOW TO VOTE YOUR SHARES

As explained in the detailed instructions on your BLUE proxy card, there are two ways you may vote.  You may:

1.	SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. WE RECOMMEND THAT YOU VOTE ON THE BLUE PROXY CARD EVEN IF YOU PLAN TO ATTEND THE 2010 ANNUAL MEETING;

2.
Vote in person by attending the 2010 Annual Meeting.  Written ballots will be distributed to shareholders who wish to vote in person at the 2010 Annual Meeting. If you hold your shares through a bank, broker or other custodian, you must obtain a legal proxy from such custodian in order to vote in person at the meeting.

WE URGE YOU NOT TO SIGN ANY WHITE PROXY CARD SENT TO YOU BY THE COMPANY.  IF YOU DO SIGN A PROXY CARD SENT TO YOU BY THE COMPANY, YOU MAY REVOKE YOUR PREVIOUSLY SIGNED PROXY BY SIGNING AND RETURNING A LATER-DATED BLUE PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE, BY DELIVERING A WRITTEN NOTICE OF REVOCATION TO GAMCO OR TO THE SECRETARY OF THE COMPANY, OR BY INSTRUCTING US BY TELEPHONE AS TO HOW YOU WOULD LIKE YOUR SHARES VOTED (INSTRUCTIONS ARE ON YOUR BLUE PROXY CARD).

HOLDERS OF SHARES AS OF THE RECORD DATE ARE URGED TO SUBMIT A BLUE PROXY CARD EVEN IF YOUR SHARES WERE SOLD AFTER THE RECORD DATE.

IF  YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE, ONLY THAT INSTITUTION CAN VOTE THOSE SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS.  ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO SIGN AND RETURN ON YOUR BEHALF THE BLUE PROXY CARD AS SOON AS POSSIBLE.

All of the known proposals of the Company are included on the BLUE proxy card.  A proxy card that is returned to GAMCO will be voted as you indicate on it.  If a proxy card is returned without a vote indicated thereon, the Shares represented thereby will be voted FOR the election of each of the Nominees, and FOR the ratification of the Board’s appointment of the Accountants as the independent registered public accounting firm of the Company for fiscal 2010.   In addition, a BLUE proxy card will be voted in the proxy holder’s discretion with respect to such other matters as may properly come before the meeting.

BACKGROUND TO THE SOLICITATION

GAMCO has been a major shareholder of the Common Stock of Myers on behalf of our clients for many years and as of the Record Date, is the beneficial owner on behalf of our clients of 2,138,275 Shares, or 6.03% of the outstanding Common Stock.  GAMCO’s affiliates are the beneficial owners, on behalf of their clients, of an additional 1,515,900 Shares of the Company’s Common Stock, representing 4.27% of the outstanding Common Stock.

We have proposed Robert S. Prather, Jr., Edward F. Crawford and Avrum Gray for election this year to the Company’s Board of Directors.  GAMCO and its affiliates have followed Myers through our research for over three decades.  We believe the Company would benefit from the fresh perspective that these Nominees would provide, and we ask you to vote with us.

                GAMCO believes that the existing board and management would be better served if independent voices from our Nominees could provide a clearer strategic vision for the Company so that the intrinsic value of the Company could better be reflected in the market price of the shares. In GAMCO’s opinion, shareholders have suffered due, at least in part, to a lack of corporate direction and, in our view, a misallocation of capital.  The Nominees do not have specific plans for the Company.  The Nominees may recommend to the full Board that management provide to the Board a strategic business plan and analysis regarding the allocation of capital.  However, while our Nominees may make such a recommendation, there can be no assurance that the full Board will follow the recommendation of our Nominees.

In May 2009, GAMCO filed with the U.S. Securities and Exchange Commission (“SEC”) an Amendment to its Schedule 13D on Myers disclosing its intent to submit recommendations of one or more individuals as nominees for election as directors at the Company’s 2010 Annual Meeting.  As the Company notes in its proxy statement, Mario J. Gabelli, one of the Participants, met with management of the Company in July 2009.  This meeting was one of several meetings Mr. Gabelli attended in the area, along with another sell-side analyst, in order to understand management’s strategy and tactics.  The visit was part of Mr. Gabelli’s research responsibilities, to obtain information from the Company and to make inquiries, not to address Mr. Gabelli’s concerns about the  Company.  The Company’s comments about the meeting in its proxy statement demonstrate that the Company did not appear to understand the purpose of the meeting, and underscore the Board’s lack of sensitivity to the public shareholders.

 GAMCO advised the Company of its intention to nominate directors for the Company in a letter to the Company dated October 30, 2009.  In that letter, which also was attached as an Exhibit to a Schedule 13D Amendment filed by GAMCO with the SEC on October 30, 2009, GAMCO advised the Company of its recommendation of Edward F. Crawford as a nominee for election as a director at the Company’s 2010 Annual Meeting.  In a letter to the Company dated November 13, 2009, which was attached as an Exhibit to a Schedule 13D Amendment filed by GAMCO on November 13, 2009, GAMCO advised the Company of its recommendation of Avrum Gray and Robert S. Prather, Jr. as two additional nominees for election as directors at the Company’s 2010 Annual Meeting.  Mario Gabelli had further communication with the Company concerning the Company, its operations, and GAMCO’s nominees for election to the Board.  However, no agreement or understanding between GAMCO, or any of the Participants, and the Company was reached.

GAMCO has also proposed Mr. Gray and Mr. Prather for election as directors to the Board of Directors of Coachmen Industries, Inc. at that company’s 2010 Annual Meeting of Shareholders. In 2009, GAMCO proposed Mr. Prather for nomination to the Board of Directors of Gaylord Entertainment Company.  The Board of Gaylord nominated Mr. Prather, and he now serves on the Gaylord Board.

PROPOSAL 1: ELECTION OF DIRECTORS

Nine directors are to be elected to the Board at the 2010 Annual Meeting.  We recommend that the shareholders elect Robert S. Prather, Jr., Edward F. Crawford and Avrum Gray as directors of the Company at the 2010 Annual Meeting.  By voting on the BLUE proxy card, a shareholder will be voting for the three GAMCO Nominees only and will be disenfranchised with respect to the six other director positions to be filled at the 2010 Annual Meeting.  There also is no assurance that the Myers’ nominees for election to the Board will serve if elected with any of GAMCO’s nominees.

Each of our Nominees has consented to being named as a Nominee and to serving as a director if elected.  GAMCO believes that if elected, each of our Nominees will be considered an independent director.

GAMCO believes good corporate governance requires that the Board be comprised of independent-minded directors, not tied to management, who bring a diverse set of relevant skills and experience to their board service.  Accordingly, GAMCO proposed three Nominees who we believe have the independence from management, and the experience required to improve oversight in this Company.  Each of the Nominees has an extensive, successful business background with significant leadership experience.  Our Nominees have significant experience with both the financial and operational aspects of businesses, and we believe will be able to provide guidance and oversight to management to help the Company re-focus its efforts and increase shareholder value.

Mr. Robert S. Prather, Jr. has been the President and Chief Operating Officer of Gray Television, Inc., a television broadcast company, since September 2002. He was an Executive Vice President of Gray Television from 1996 until September 2002.  Mr. Prather is also a director of Gray Television, Inc.  He has served as Chairman of the Board at Triple Crown Media, Inc., a publishing and communication company, since December 2005.  He also served as Chief Executive Officer and director of Bull Run Corporation, a sports and affinity marketing and management company from 1992 until its merger into Triple Crown Media, Inc. in 2005.  Mr. Prather is also on the Board of Directors of The Georgia World Congress Center (Chairman) from 1993 to present, Draper Holdings Business Trust from 2008 to present, Enterprise Bank from 2007 to present, Gaylord Entertainment Company from 2009 to present and is on the Advisory Board of Swiss Army Brands, Inc. from 1995 to present.  Since 2004, Mr. Prather also has been a member of the Board of Directors of GAMCO Investors, Inc., the public company that is the parent of GAMCO.  Mr. Prather received a Bachelor of Science in Industrial Management from Georgia Tech and a Master of Science in Industrial Management from Georgia Tech. He also attended graduate executive programs at Harvard University. GAMCO believes that Mr. Prather’s demonstrated managerial and leadership capabilities will be of great value to Myers.

Mr. Edward F. Crawford has served as Chairman and Chief Executive Officer of Park Ohio Holdings Corp. since 1992 (“Park Ohio”). Park Ohio, based in Cleveland, Ohio, is a diversified manufacturing services and products holding corporation.  Mr. Crawford also serves as a director of Continental Global Group, Inc.  Mr. Crawford received a Bachelor of Arts in Business from John Carroll University. GAMCO believes that Mr. Crawford’s entrepreneurial perspective, combined with his operational and managerial experience leading Park Ohio will be extremely valuable to the Board of Myers.

Mr. Avrum Gray is the Chairman and Founding Partner of G-Bar Limited Partnership (“G-Bar”) one of the nation’s largest independent options trading firms and a leading specialist in computer-based arbitrage activities in the derivative markets, a position he has held since 1982.  Mr. Gray has served as a director of SL Industries, Inc., a manufacturer of power supply equipment, electrical grid components and various other products, since 2000.  Mr. Gray was Chief Executive of Alloy Consolidated Industries from 1956 through 1991, a privately held universal joint manufacturer and an automotive aftermarket company.  Mr. Gray also served on the boards of Lynch Systems, Inc.  (1995 -2001), a capital equipment manufacturer where he was Chairman, Nashua Corporation (2000 -2009), a manufacturer, converter and marketer of labels and specialty papers, Material Sciences Corporation, (2003 – 2009) a provider of material-based solutions for acoustical and coated applications, and LGL Group, Inc. (formerly Lynch Corporation) (1999 – 2009), a diversified holding company.  Mr. Gray was the Chairman of the Board of Spertus Institute, as well as a board member of the Illinois Institute of Technology, the Stuart School, and a number of philanthropic organizations, including the Lyric Opera of Chicago and the Jewish Federation of Chicago.  Mr. Gray received a Bachelor of Science in Mechanical Engineering from Purdue University and an honorary Ph.D. from Spertus College. GAMCO believes that Mr. Gray brings substantial financial and leadership experience that will be of significant value to the Board of Myers.

GAMCO believes that these three individuals possess a combination of leadership skills, proven experience in the stewardship of industrial and other public companies, and a focus on enhancing shareholder value.

The Participants are unaware of any conflicts of interest that may arise from the Nominees service on the Boards of Director of any or all of these companies.  Each of the Nominees similarly believes that he will have sufficient time and energy to devote to the Myers Board of Directors without impairment from conflicts of interest.

Our Nominees are not receiving any compensation from GAMCO for their services during the period from their agreeing to be Nominees until the 2010 Annual Meeting.  If elected, our Nominees will receive no compensation from GAMCO, but will be entitled to such compensation from the Company as is consistent with the Company’s past practices for services of non-employee directors.

THIS SOLICITATION IS BEING MADE BY THE PARTICIPANTS AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY.

BIOGRAPHICAL INFORMATION

Background information about our Nominees, including the present principal occupation or employment and material occupations, positions and offices or employment for the past five years of each Nominee, is set forth below.

Name and Business Address	Age	Principal Occupation for Past Five Years and Directorships
Robert S. Prather, Jr. 4370 Peachtree Road, NE Atlanta, GA 30319	65
Mr. Prather has served as President and Chief Operating Officer of Gray Television, Inc. since September 2002. He was Executive Vice President of Gray Television from 1996 until September 2002. Mr. Prather is Chairman of the Board at Triple Crown Media, Inc. He also served as Chief Executive Officer and director of Bull Run Corporation from 1992 until its merger into Triple Crown Media, Inc. in 2005. Mr. Prather serves as a director of Gray Television, Inc., George World Congress Center, Draper Holdings Business Trust, Enterprise Bank, Gaylord Entertainment Company, GAMCO Investors, Inc., and is on the Advisory Board of Swiss Army Brands, Inc.

Edward F. Crawford 6065 Parkland Boulevard Cleveland, Ohio 44124	68
Mr. Crawford has served as Chairman and Chief Executive Officer of Park Ohio Holdings Corp., a diversified manufacturing services and products holding company since 1992.  Mr. Crawford also serves as a director of Continental Global Group, Inc.

Avrum Gray 440 South LaSalle Suite 650 Chicago, IL 60605	74
Mr. Gray is Chairman and Founding Partner of G-Bar Limited Partnership, a derivative trading firm.  He has held that position since 1982.  Mr. Gray served as Chairman of the Board of Lynch Systems, Inc., a capital equipment manufacturer, from 1995 through 2001.  Prior thereto, Mr. Gray was Chief Executive of a privately held automotive aftermarket company.  Mr. Gray currently serves on the Board of SL Industries, Inc. (high performance power solutions). Mr. Gray previously served as a director of The LGL Group, Inc. (diversified holding company) (1999-2009), Nashua Corporation (specialty imaging products and services) (2000-2009), and Material Sciences Corporation (material based solutions) (2003-2009).

GAMCO and its affiliates are beneficial owners, on behalf of their investment advisory clients, of 5.77% of the common stock of Gray Television, Inc., 1.23% of the Class A common stock of Gray Television, Inc., and 11.20% of the common stock of Gaylord Entertainment Company, for which Mr. Prather serves as a director,  11.87% of the outstanding shares of Park Ohio Holdings Corp., the company for which Mr. Crawford serves as Chairman and CEO, and 31.70% of the outstanding shares of SL industries, the company for which Mr. Gray serves as a director. Mr. Gabelli serves as the Chairman and Chief Executive Officer and is the controlling shareholder of GAMCO Investors, Inc. of which Mr. Prather serves as a director.

WE STRONGLY URGE YOU TO VOTE FOR THE ELECTION OF OUR NOMINEES BY SIGNING, DATING AND RETURNING YOUR BLUE PROXY CARD TODAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

PROPOSAL 2:                                RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s proxy statement for the 2010 Annual Meeting solicits proxies to ratify the appointment of the Accountants, an independent registered public accounting firm, as the Company’s independent auditors for fiscal 2010.  GAMCO does not object to the ratification of the appointment of the Accountants as the Company’s independent auditors and therefore recommends a vote FOR such ratification.

GAMCO’S RECOMMENDATIONS

The Participants are soliciting proxies to vote TO ELECT Robert S. Prather, Jr., Edward F. Crawford and Avrum Gray to the Board of Directors of the Company.   By voting on the BLUE proxy card, a shareholder will be voting for the three GAMCO Nominees only and will be disenfranchised with respect to the six other director positions to be filled at the 2010 Annual Meeting.  There also is no assurance that the Myers’ nominees for election to the Board will serve if elected with any of GAMCO’s nominees.

The Participants’ also are soliciting proxies to vote FOR the ratification of the Board’s appointment of the Accountants as the independent registered public accounting firm of the Company for fiscal 2010.

Other than the proposals in this proxy statement, GAMCO is not aware of any proposal to be brought before the 2010 Annual Meeting.  However, should other proposals be brought before the 2010 Annual Meeting the persons named as proxies in the enclosed proxy card will vote on such matters in their discretion.

YOU ARE URGED TO VOTE TO ELECT EACH OF GAMCO’S NOMINEES; AND FOR THE RATIFICATION OF THE BOARD’S APPOINTMENT OF THE ACCOUNTANTS ON THE ENCLOSED BLUE PROXY CARD.

INFORMATION ABOUT THE PARTICIPANTS

This proxy solicitation is being conducted by GAMCO, which is an SEC-registered investment adviser to institutional and high net worth clients.  GAMCO is the beneficial owner of approximately 6.03% of the outstanding Common Stock of Myers.   Mr. Gabelli is the Chairman, Chief Executive Officer, and Chief Investment Officer – Value Portfolios, of GAMCO Investors, Inc., the parent company of GAMCO.  Affiliates of GAMCO are the beneficial owners of an additional 4.27% of the Company’s outstanding Common Stock.    The percentages used herein are based upon 35,435,869 Shares of Common Stock reported as outstanding as of the Record Date by the Company in its proxy statement.  The relationships and ownership discussed below are only in respect to beneficial ownership of the Common Stock.

The principal business address of GAMCO is One Corporate Center, Rye, NY 10580.

NOMINEES

Please see Biographical Information above for information about the Nominees.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table shows the beneficial ownership of Myers Common Stock as of the Record Date by the Participants.   Except as described below, each of the parties in the table directly owns and has voting power and dispositive power with regard to the number of Shares of Common Stock beneficially owned.  Please see Annex A for additional information about the Participants’ purchases and sales of Common Stock during the last two years.

Entity                                                                  NUMBER OF                                                          PERCENT OF
SHARES                                                             OUTSTANDING
BENEFICIALLY OWNED                                             COMMON SHARES

GAMCO                                                                2,138,275 *                                                              6.03%
Robert S. Prather, Jr.                                                         0                                                                       0%
Edward F. Crawford                                                          0                                                                       0%
Avrum Gray                                                                        0                                                                       0%
Mario J. Gabelli **                                                            0                                                                        0%

*           GAMCO has dispositive power with respect to all of these Shares, and voting power with respect to 2,048,275 Shares, representing approximately 5.81% of the Company’s outstanding Common Stock.  GAMCO’s affiliates have dispositive and voting power over an additional 1,515,900 Shares, representing 4.27% of the Company’s outstanding Common Stock.

**           Mr. Gabelli may be deemed to be the beneficial owner of the Common Stock of GAMCO and its affiliates.

NOMINEE AGREEMENTS

There are no arrangements or understandings between the Participants and any of the Nominees or other persons pursuant to which the Nominees are being recommended by GAMCO.

INTERESTS OF THE PARTICIPANTS

The Participants and the Nominees each has an interest in the election of directors at the 2010 Annual Meeting as applicable: (i) indirectly through the beneficial ownership (if any) of Common Stock and/or (ii) indirectly through his nomination as director.

Other than as disclosed in this proxy statement, there are no other arrangements or understandings between the Participants and any Nominee or any other person or persons with respect to the nomination of the Nominees.

Other than as disclosed in this proxy statement, none of the Participants, nor any of their respective affiliates, associates or immediate family members, directly or indirectly:

▪
Is, nor was within the past year, party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies;

▪	Has had any relationship with the Company in any capacity other than as a shareholder that would require disclosure herein;

▪	Has an agreement, arrangement or understanding with respect to any future employment by the Company or its affiliates;

▪
Has any agreement, arrangement or understanding with respect to future transactions to which the Company or any of its affiliates will or may be a party; or have any material interest, direct or indirect, in any transaction that has occurred since January 1, 2009 or any currently proposed transaction, or series of similar transactions, to which the Company or any of its affiliates was or is to be a party; or

▪	Is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material legal proceeding.

GAMCO has filed with the SEC statements on Schedule 13D, which contain information in addition to that furnished herein.  The Schedule 13D, including any amendments thereto, may be inspected at, and copies may be obtained from, the public reference facilities maintained at the SEC at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material can also be obtained upon written request addressed to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates.  You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at (800) SEC-0330.  The SEC also maintains a website on the Internet (http://www.sec.gov) where reports, proxy and information statements and other information regarding issuers and others that file electronically with the SEC may be obtained free of charge.

OTHER MATTERS

In accordance with federal securities laws, GAMCO has omitted from this proxy statement certain disclosures that are included in the Company’s proxy statement. These disclosures include, among other things, information regarding: (1) securities ownership of certain beneficial owners and management; (2) meetings and committees of the Board; (3) biographical and other information relating to the Company’s nominees for the Board; (4) the compensation and remuneration paid and payable to the Company’s directors and management; (5) voting procedures, including the share vote required for approval or election at the 2010 Annual Meeting; (6) the submission of shareholder proposals at the Company’s next annual meeting of shareholders; and (7) information regarding fees and services of the Company’s independent auditors. GAMCO has no knowledge of the accuracy or completeness of the Company’s disclosures in its proxy materials.

VOTING AND PROXY PROCEDURES

The enclosed BLUE proxy card may be executed only by holders of record of Shares on the record date.  If you were a shareholder of record on the record date, you will retain your voting rights at the 2010 Annual Meeting even if you sell your Shares after the record date. Accordingly, it is important that you vote the Shares held by you on the record date, or grant a proxy to vote your Shares on the BLUE proxy card, even if you sell your Shares after the record date. The Shares represented by each BLUE proxy card that is properly executed and returned to GAMCO will be voted at the 2010 Annual Meeting in accordance with the instructions marked thereon. If you have signed the BLUE proxy card and no marking is made, you will be deemed to have given a direction to vote all of the Shares represented by the BLUE proxy card FOR the election of all of our Nominees, and FOR the ratification of the Accountants.   In addition, a proxy card will be voted in the proxy holders' discretion with respect to such other matters as may properly come before the meeting.

               If you hold your Shares in the name of one or more brokerage firms, banks or nominees, only they can vote your Shares and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions for a BLUE proxy card representing your Shares to be signed and returned. GAMCO urges you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to GAMCO, One Corporate Center, Rye, NY 10580, so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

REVOCATION OF PROXIES

Any shareholder of record may revoke or change his or her proxy instructions at any time prior to the vote at the 2010 Annual Meeting by:

          o    submitting a properly executed, subsequently dated BLUE proxy card (including a  telephone vote) that will revoke all prior proxy cards, including any WHITE proxy cards which solicit a proxy in favor of all of the incumbent directors;

o attending the 2010 Annual Meeting and withdrawing his or her proxy by voting in person (although attendance at the 2010 Annual Meeting will not in and of itself constitute revocation of a proxy);

          o    following the voting instructions on the BLUE proxy card or the voting instructions provided by your broker, bank or other holder of record to properly submit a vote by  telephone; which will revoke all prior proxy cards, including any WHITE proxy cards; or

          o    delivering written notice of revocation either to GAMCO, One Corporate Center, Rye, NY 10580, or the Corporate Secretary of Myers at 1293 South Main Street, Akron, Ohio 44301, or any other address provided by the Company.

Although a revocation is effective if delivered to the Company, GAMCO requests that either the original or a copy of any revocation be mailed to GAMCO, One Corporate Center, Rye, NY 10580, so that GAMCO will be aware of all revocations and can more accurately determine if and when the requisite proxies for the election of our Nominees as directors set forth herein have been received.  GAMCO may contact shareholders who have revoked their proxies.

IF YOU PREVIOUSLY SIGNED AND RETURNED A WHITE PROXY CARD TO THE COMPANY, GAMCO URGES YOU TO REVOKE IT BY (1) SIGNING, DATING AND RETURNING THE BLUE PROXY CARD IN THE ENCLOSED POSTAGE PAID ENVELOPE, (2) INSTRUCTING US BY TELEPHONE AS TO HOW YOU WOULD LIKE YOUR SHARES VOTED, (3) ATTENDING THE 2010 ANNUAL MEETING AND VOTING IN PERSON OR (4) DELIVERING A WRITTEN NOTICE OF REVOCATION TO GAMCO OR TO THE SECRETARY OF THE COMPANY.

QUORUM AND VOTING

Please refer to the Company's proxy statement for the 2010 Annual Meeting for the number of Shares outstanding and entitled to vote at the 2010 Annual Meeting. Only shareholders of record at the close of business on the record date will be entitled to vote at the 2010 Annual Meeting.  Each Common Share has one vote.   The presence, in person or by proxy, of holders of Shares representing a majority of the outstanding Shares eligible to vote at the 2010 Annual Meeting will constitute a quorum.  Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present at the 2010 Annual Meeting.  Assuming a quorum is present or otherwise represented at the 2010 Annual Meeting, the nine nominees receiving the highest number of votes cast will be elected.

Votes Required.
• With respect to Proposal No. 1, to elect the three GAMCO Nominees.  If a quorum is present at the Annual Meeting, the nine nominees for election as directors who receive the greatest number of votes cast will be elected as directors. Abstentions and broker non-votes will not affect the outcome of the election of directors.  By voting on the BLUE proxy card, a shareholder will be voting for the three GAMCO Nominees only and will be disenfranchised with respect to the six other director positions to be filled at the 2010 Annual Meeting.  There also is no assurance that the Myers’ nominees for election to the Board will serve if elected with any of GAMCO’s nominees.

• Proposal No. 2, to ratify the appointment of the independent registered public accounting firm, is a non-binding proposal, but its approval requires the affirmative vote of the holders of a majority of the shares of Common Stock represented in person or by proxy at the Annual Meeting. Broker non-votes will have no effect on Proposal No. 2. Abstentions or a failure by those present in person or by proxy to vote will act as a vote AGAINST Proposal No. 2.  Even if the selection is ratified, the Audit Committee and the Board of the Company, in their discretion, may change the appointment at any time during the year if they determine that such a change would be in the best interests of the Company and its shareholders.

YOUR VOTE IS EXTREMELY IMPORTANT. WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD TODAY OR INSTRUCT US BY TELEPHONE TO VOTE FOR THE ELECTION OF GAMCO’s NOMINEES SET FORTH IN THIS PROXY STATEMENT.

COST AND METHOD OF SOLICITATION

It is anticipated that the Participants and certain management level staff members of GAMCO will participate in the solicitation of proxies in support of our Nominees set forth in this proxy statement. Such staff members will receive no additional consideration if they assist in the solicitation of proxies. Solicitations of proxies may be made in person, by telephone, by email, through the internet, by mail and by facsimile.  Although no precise estimate can be made at the present time, the total expenditures in furtherance of, or in connection with, the solicitation of shareholders to date is estimated to be not in excess of $25,000.

Costs related to this solicitation of proxies, including expenditures for attorneys, accountants, public relations and financial advisors, proxy solicitors, advertising, printing, transportation and related expenses will be borne by GAMCO.  To the extent legally permissible, GAMCO will seek reimbursement from the Company for those expenses if any of our Nominees is elected.  GAMCO does not currently intend to submit the question of such reimbursement to a vote of the shareholders.

CERTAIN INFORMATION ABOUT THE COMPANY

Myers is an Ohio Corporation with its registered office and principal executive office located at 1293 South Main Street, Akron, Ohio 44301.  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith is required to file reports, proxy statements and other information with the SEC. Reports, registration statements, proxy statements and other information filed by the Company with the SEC can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, DC 20549. Documents filed electronically by the Company are also available at the SEC's website (http://www.sec.gov).

Dated:  April 8, 2010

ANNEX A

TWO YEAR TRANSACTION HISTORY OF PARTICIPANTS

The following table sets forth all transactions in securities of the Company effected during the past two years by the Participants.  In the case of GAMCO, these transactions were made on behalf of GAMCO’s investment advisory clients, in the open market, with assets of clients for whom GAMCO provides investment advisory services. The Shares are held in cash accounts in the ordinary course of business, and no part of the purchase price or market value of such Shares is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

                         Trade Date                   Amount Purchased/Sold                 Price per Share ($)
                            ------------                        ----------------------                            -------------------

GAMCO
3/5/2008	2,000	-	12.05487
3/6/2008	300	-	12.05657
3/7/2008	1,000	-	12.09486
3/10/2008	800	-	11.99986
3/11/2008	600	-	11.63987
3/11/2008	600	-	11.66407
3/11/2008	600	-	11.74987
3/11/2008	500	-	11.84986
3/12/2008	600	-	12.05487
3/14/2008	1,000	-	12.50286
3/18/2008	600	-	12.97983
3/24/2008	3,000	-	13.94084
3/24/2008	1,000	-	13.98384
3/25/2008	1,000	-	13.86384
3/27/2008	5,000	-	13.51355
4/2/2008	1,500	-	13.42972
4/4/2008	1,000		12.84800
4/4/2008	51,000		12.92460
4/4/2008	15,000		12.99750
4/4/2008	1,000		13.00850
4/4/2008	5,000		13.04480
4/4/2008	2,000		13.05420
4/4/2008	8,000		13.06120
4/4/2008	500		13.14990
4/4/2008	250		13.16592
4/4/2008	1,000	-	12.74402
4/7/2008	5,900		12.27610
4/7/2008	5,900		12.31610
4/7/2008	1,500		12.33000
4/7/2008	1,000		12.33980
4/7/2008	30,000		12.34480
4/7/2008	20,000		12.34780
4/7/2008	31,000		12.35310
4/7/2008	5,000		12.37000
4/7/2008	1,400		12.38000
4/7/2008	11,460		12.39310
4/8/2008	7,900		12.21810
4/8/2008	7,900		12.25810
4/8/2008	1,000	-	12.22493
4/9/2008	2,200		12.22000
4/9/2008	2,200		12.26000
4/9/2008	5,000		12.44000
4/9/2008	800	-	12.25493
4/15/2008	2,000		10.96000
4/15/2008	2,000		11.00000
4/15/2008	1,500	-	11.16523
4/17/2008	5,000		12.17660
4/21/2008	300	-	13.00990
4/24/2008	10,000		13.00000
4/25/2008	300	-	12.74320
4/28/2008	500	-	13.05992
5/9/2008	500	-	12.45992
5/14/2008	2,000		13.00000
5/23/2008	5,000	-	11.77533
5/29/2008	5,000	-	11.84063
5/30/2008	300		12.00000
6/4/2008	300		11.61000
6/10/2008	341	-	11.49191
6/17/2008	1,000	-	10.93793
6/18/2008	3,000		10.55870
6/18/2008	1,000	-	10.58994
6/20/2008	11,000		8.96810
6/20/2008	5,000		8.97020
6/20/2008	5,000		9.00520
6/20/2008	10,000		9.04490
6/23/2008	1,500		9.05000
6/24/2008	4,000		9.00000
6/25/2008	300		9.02330
6/26/2008	500		8.72800
6/27/2008	5,000	-	8.35315
6/30/2008	500		8.14970
6/30/2008	2,000		8.24000
7/1/2008	1,000	-	8.60495
7/2/2008	3,000	-	8.32325
7/2/2008	500	-	8.45994
7/3/2008	5,000		8.03380
7/3/2008	500	-	7.98194
7/7/2008	1,000	-	8.20995
7/8/2008	1,000	-	8.09095
7/11/2008	1,000	-	7.68675
7/11/2008	1,375	-	7.68676
7/21/2008	1,000	-	8.17595
7/23/2008	3,000		9.49000
7/24/2008	500	-	9.14994
7/25/2008	3,000		9.15000
7/25/2008	1,000		9.45500
7/25/2008	1,000	-	9.45294
7/28/2008	5,000		9.54070
7/28/2008	3,000	-	9.47325
7/28/2008	600	-	9.72143
7/28/2008	800	-	9.72144
7/29/2008	1,000	-	10.57054
7/29/2008	3,000	-	10.70264
7/30/2008	700	-	11.08993
8/1/2008	1,000		11.20000
8/4/2008	600	-	11.11993
8/4/2008	7,000	-	11.47993
8/6/2008	5,000	-	11.63233
8/6/2008	4,000	-	11.70993
8/6/2008	500	-	11.81642
8/13/2008	2,000	-	11.89293
8/14/2008	500	-	12.20262
8/21/2008	4,000		11.82750
8/21/2008	600	-	11.75163
8/22/2008	2,400		12.13000
8/25/2008	500		12.13000
8/25/2008	2,000	-	12.53993
8/28/2008	2,000	-	13.18243
8/28/2008	5,000	-	13.42112
8/29/2008	3,000	-	13.10822
9/2/2008	1,200	-	13.44352
9/4/2008	2,000	-	12.73093
9/8/2008	2,000	-	13.20943
9/11/2008	400	-	12.70743
9/22/2008	200	-	14.00310
9/22/2008	2,000	-	14.00312
9/22/2008	1,000	-	14.06992
9/23/2008	500	-	13.50592
9/24/2008	300	-	12.95320
9/25/2008	300	-	13.00530
9/25/2008	1,000	-	13.00532
9/30/2008	10,000		12.60000
10/6/2008	300	-	10.14323
10/8/2008	1,000	-	9.70494
10/10/2008	500	-	7.68994
10/10/2008	600	-	7.94495
10/13/2008	2,000		9.57000
10/15/2008	1,200	-	9.34823
10/17/2008	2,000	-	10.13444
10/20/2008	600	-	9.49993
11/3/2008	800	-	10.24104
11/3/2008	1,000	-	10.24104
11/4/2008	500	-	10.53994
11/6/2008	300	-	9.73323
11/12/2008	600	-	6.59995
11/12/2008	1,500	-	6.96326
11/14/2008	600	-	7.30090
11/17/2008	500	-	6.99996
11/17/2008	659	-	7.29995
11/18/2008	500		7.12000
11/19/2008	2,000	-	6.41596
11/20/2008	900	-	6.17863
11/20/2008	600	-	6.17865
11/20/2008	4,000	-	6.17867
11/21/2008	800	-	5.73125
11/21/2008	1,000	-	5.73126
11/24/2008	1,000	-	6.44996
11/25/2008	1,000	-	5.80896
11/26/2008	400		5.76000
11/28/2008	200		6.02000
12/1/2008	1,000		5.91000
12/3/2008	500	-	5.12396
12/4/2008	500	-	5.19996
12/9/2008	600	-	6.39995
12/9/2008	2,000	-	6.44746
12/9/2008	600	-	7.06825
12/10/2008	600	-	7.04995
12/12/2008	600	-	6.86995
12/16/2008	600	-	7.10995
12/19/2008	600	-	7.96995
12/22/2008	400	-	8.52995
12/29/2008	500	-	7.44194
1/26/2009	600		6.54000
1/26/2009	1,000		6.54200
1/26/2009	2,100		6.59670
1/26/2009	1,000		6.63170
1/30/2009	500	-	6.28026
2/6/2009	2,000		6.57750
2/9/2009	2,000		6.20500
2/9/2009	500	-	6.21216
2/20/2009	500	-	4.51746
2/20/2009	300	-	4.51747
2/23/2009	500	-	4.30346
2/23/2009	1,500	-	4.30347
2/25/2009	1,000		4.32000
3/2/2009	300	-	3.47327
3/4/2009	1,000		3.42000
3/6/2009	500	-	2.95998
3/6/2009	500	-	3.10078
3/12/2009	5,000	-	3.26148
3/16/2009	500		3.93000
3/20/2009	300	-	4.28990
3/25/2009	500		4.75000
3/26/2009	7,000		5.88760
3/27/2009	1,000		5.98760
3/30/2009	300	-	6.12660
4/13/2009	1,000		8.80600
4/13/2009	300	-	8.74977
4/13/2009	1,000	-	8.76976
4/13/2009	2,000	-	8.84827
4/14/2009	1,500	-	8.59307
4/17/2009	3,000	-	9.21976
4/17/2009	4,000	-	9.36106
4/20/2009	1,000	-	8.21138
4/21/2009	2,000	-	8.25379
4/22/2009	3,000	-	8.69007
4/27/2009	2,000	-	9.23976
4/29/2009	5,000	-	9.61705
5/6/2009	400	-	10.12120
5/12/2009	1,000	-	9.72974
5/19/2009	4,000	-	9.77525
5/20/2009	2,000	-	9.87475
5/22/2009	1,000		10.15000
5/29/2009	4,000		9.96900
6/3/2009	12,000		9.95890
6/4/2009	8,000		9.92940
6/16/2009	400	-	8.78975
6/18/2009	400	-	8.57978
6/19/2009	2,000		8.68800
6/22/2009	2,000		8.45800
6/22/2009	3,000	-	8.47078
6/24/2009	2,000		8.19000
6/26/2009	300	-	8.05337
6/29/2009	600	-	8.30308
6/30/2009	2,000		8.43250
6/30/2009	900	-	8.27418
7/7/2009	500	-	7.92178
7/9/2009	2,000		7.53870
7/9/2009	300		7.53870
7/15/2009	2,000		8.14600
7/16/2009	300		7.96000
7/16/2009	30,000		8.31463
7/17/2009	2,000		8.48800
7/17/2009	2,700		8.55440
7/17/2009	4,000		8.61400
7/17/2009	18,000		8.66390
7/20/2009	22,683		8.94860
7/21/2009	1,000		8.61000
7/21/2009	7,317		8.88000
7/21/2009	2,000		8.88000
7/21/2009	300	-	8.69067
7/22/2009	1,000		9.03680
7/23/2009	3,000		9.35270
7/23/2009	2,000	-	9.44976
7/24/2009	1,000		9.78000
7/24/2009	5,200		9.81540
7/24/2009	500	-	9.91634
7/28/2009	600		9.88000
7/29/2009	300		9.88000
7/31/2009	3,000		9.91980
7/31/2009	2,000		10.06750
7/31/2009	1,400	-	9.88974
8/3/2009	1,600		9.84311
8/6/2009	10,000		10.00320
8/6/2009	2,500	-	9.84634
8/7/2009	30,000		10.40830
8/12/2009	500		10.47790
8/12/2009	2,000		10.50000
8/12/2009	100	-	10.41170
8/13/2009	600	-	10.39973
8/18/2009	2,000		9.60000
8/20/2009	3,000		10.24030
8/20/2009	2,000		10.38300
8/24/2009	2,000		10.75000
8/24/2009	500		10.86600
8/24/2009	2,000		10.97500
8/24/2009	800	-	10.60103
8/25/2009	1,200	-	10.60643
8/27/2009	600	-	10.19973
8/27/2009	300	-	10.57970
8/28/2009	500		10.46000
8/28/2009	3,000		10.55170
9/4/2009	1,000		10.07740
9/4/2009	2,000		10.09950
9/8/2009	9,000		10.16500
9/8/2009	500		10.20488
9/8/2009	250		10.22088
9/8/2009	1,900		10.26830
9/9/2009	500	-	10.26972
9/14/2009	600	-	10.02303
9/16/2009	4,200		10.49680
9/16/2009	1,500		10.54460
9/16/2009	5,000		10.54460
9/17/2009	900		10.60000
9/21/2009	1,100		10.60000
9/29/2009	1,000		11.22200
10/1/2009	21,000		10.63830
10/2/2009	4,000		10.33750
10/5/2009	1,000		10.07000
10/9/2009	1,800		10.49940
10/9/2009	1,000		10.58000
10/13/2009	5,000		10.31570
10/13/2009	1,000		10.31570
10/15/2009	5,000		10.08980
10/16/2009	500	-	9.78974
10/19/2009	6,000		9.77510
10/21/2009	10,000		9.52600
10/21/2009	5,000		9.97900
10/22/2009	5,000		9.74250
10/28/2009	3,000		9.24000
10/28/2009	500	-	9.09976
10/29/2009	9,500		8.92630
10/30/2009	9,500		8.85680
11/6/2009	15,000		8.91930
11/6/2009	500	-	8.91976
11/11/2009	5,000		8.76320
11/12/2009	1,000	-	8.78857
11/13/2009	1,000	-	8.49878
11/16/2009	1,000	-	8.75777
11/17/2009	5,500	-	8.58368
11/19/2009	600		8.45810
11/20/2009	1,000		8.52000
11/23/2009	5,000	-	8.78237
11/24/2009	1,000		8.68000
11/27/2009	2,000		8.28980
12/3/2009	5,000	-	8.99007
12/4/2009	1,000		9.00000
12/4/2009	500		9.05000
12/4/2009	3,000	-	9.32486
12/7/2009	1,000		9.17280
12/7/2009	1,400		9.17282
12/8/2009	1,000		9.02810
12/9/2009	2,000		9.09440
12/10/2009	600	-	8.97307
12/11/2009	600	-	8.99977
12/14/2009	2,600		9.29580
12/15/2009	1,000		9.26000
12/15/2009	2,000		9.36800
12/18/2009	300		8.83000
12/21/2009	300		9.07000
12/21/2009	600	-	8.91977
12/21/2009	1,000	-	8.98406
12/22/2009	1,000	-	8.94976
12/23/2009	2,000		9.13730
12/28/2009	1,000		9.20160
12/28/2009	1,000	-	9.17976
1/8/2010	2,800		9.50040
1/11/2010	1,000		9.43370
1/12/2010	1,000		9.18850
1/13/2010	400		9.50000
1/13/2010	600	-	9.49987
1/14/2010	500		9.50000
1/15/2010	5,000		9.33740
1/26/2010	600		9.25000
1/27/2010	1,000		9.10550
2/1/2010	2,800		8.99680
2/2/2010	2,200		9.00000
2/10/2010	800	-	8.26429
2/10/2010	2,000	-	8.26429
2/16/2010	5,000		8.95680
2/17/2010	1,000		8.83000
2/17/2010	8,000		8.96240
2/17/2010	3,000		8.99000
2/18/2010	3,000		9.09900
2/18/2010	11,000		9.20620
2/18/2010	2,000	-	9.10338
2/19/2010	3,000		9.13400
2/19/2010	1,200		9.20000
2/19/2010	500	-	9.18988
2/22/2010	1,000		9.18000
2/23/2010	6,000		9.19480
2/24/2010	22,000		9.61890
2/24/2010	4,500		9.77660
2/24/2010	7,000		9.77660
2/24/2010	2,000		9.78800
2/25/2010	5,000		9.43620
2/25/2010	1,000		9.43620
2/26/2010	15,300		9.28640
3/1/2010	500		9.44000
3/1/2010	3,000		9.46200
3/1/2010	500		9.52350
3/1/2010	600	-	9.34987
3/2/2010	1,000		9.63980
3/2/2010	2,000		9.72950
3/2/2010	5,000		9.75560
3/2/2010	4,000		9.83910
3/3/2010	6,000		9.97880
3/12/2010	10,000		10.2386
3/15/2010	2,600		10.1304
3/15/2010	2,000		10.2000
3/16/2010	2,000		10.2496
3/17/2010	500	-	10.5000
3/17/2010	1,000	-	10.4940
3/17/2010	5,000		10.5558
3/23/2010	300		10.5500
3/25/2010	2,000		10.7850
3/25/2010	1,000		10.7780
3/25/2010	1,700		10.5500
3/26/2010	300		10.4000
4/1/2010	700		10.4000
4/5/2010	1,000		10.5200
4/6/2010	2,000	-	10.6375

Edward F. Crawford

12/5/2008	52,100		5.16000
4/1/2009	52,100	-	8.06000

SPECIAL INSTRUCTIONS

Please review this proxy statement and the enclosed materials carefully.  YOUR VOTE IS VERY IMPORTANT, no matter how many or how few Shares you own.

1.	IF YOUR SHARES ARE REGISTERED IN YOUR OWN NAME, PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD TODAY TO GAMCO, ONE CORPORATE CENTER, RYE, NEW YORK 10580.

2.
If your Shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a BLUE proxy card with respect to your Shares and only after receiving your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute and return on your behalf the BLUE proxy card as soon as possible.

3.	After signing and returning the enclosed BLUE proxy card, we urge you NOT to return Myers's WHITE proxy card because only your latest dated proxy card will be counted.

4.
If you have previously signed and returned a WHITE proxy card to Myers, you have every right to change your vote. Only your latest dated proxy card will count. You may revoke any proxy card already sent to Myers by signing, dating and returning the enclosed BLUE proxy card in the postage-paid envelope provided. Proxies may also be revoked at any time prior to exercise by: (i) attending the 2010 Annual Meeting and voting in person (although attendance at the 2010 Annual Meeting will not in and of itself constitute revocation of a proxy), or (ii) delivering a written notice of revocation. The written notice of revocation may be delivered either to GAMCO, One Corporate Center, Rye, New York 10580, or to the Corporate Secretary of the Company at 1293 South Main Street, Akron, Ohio 44301, or any other address provided by the Company.

If you have any questions concerning this proxy statement, would like to request additional copies of this proxy statement or need help voting your
Shares, please contact us:

GAMCO Asset Management Inc.
One Corporate Center
Rye, New York 10580
(800) 422-3554

PRELIMINARY PROXY SOLICITED BY GAMCO – Subject to Completion

COMMON

THIS PROXY IS NOT BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF MYERS INDUSTRIES, INC.

2010 Annual Meeting of Shareholders of Myers Industries, Inc.

The undersigned hereby appoints George Maldonado and Peter D. Goldstein as proxy for the undersigned, with full power of substitution, and authorizes him to represent and vote, as designated, all of the Shares of Common Stock of Myers Industries, Inc. (the "Company" or "Myers") that the undersigned would be entitled to vote if personally present at the 2010 Annual Meeting of Shareholders of Myers, including any adjournments, postponements, reschedulings or continuations of such meeting or any meeting held in lieu thereof (the "2010 Annual Meeting"). IF YOU VALIDLY EXECUTE AND RETURN THIS PROXY CARD WITHOUT INDICATING YOUR VOTE ON THE FOLLOWING PROPOSALS, YOU WILL BE DEEMED TO HAVE VOTED FOR SUCH PROPOSALS (EXCEPT YOU WILL NOT BE DEEMED TO VOTE FOR THE ELECTION OF ANY CANDIDATE WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED UNDER PROPOSAL 1). THIS PROXY WILL REVOKE ANY PREVIOUSLY EXECUTED PROXY WITH RESPECT TO ALL PROPOSALS.

                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

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PRELIMINARY PROXY SOLICITED BY GAMCO – Subject to Completion

2010 Annual Meeting of Shareholders of Myers Industries, Inc.

PARTICIPANTS

GAMCO ASSET MANAGEMENT INC.
MARIO J. GABELLI
ROBERT S. PRATHER, JR.
EDWARD F. CRAWFORD
AVRUM  GRAY

YOUR VOTE IS IMPORTANT

PLEASE REVIEW THE PROXY STATEMENT AND VOTE TODAY:

Please take a moment now to vote your Shares of Myers Industries, Inc.
Common Stock for the upcoming Annual Meeting of Shareholders

Please sign, date and return the proxy card in the envelope provided.

TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE

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COMMON

GAMCO STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR EACH OF GAMCO’S NOMINEES LISTED IN PROPOSAL 1.  By voting on the BLUE proxy card, a shareholder will be voting for the three GAMCO Nominees only and will be disenfranchised with respect to the six other director positions to be filled at the 2010 Annual Meeting.  There also is no assurance that the Myers’ nominees for election to the Board will serve if elected with any of GAMCO’s nominees.

PROPOSAL 1 --	To elect Robert S. Prather, Jr., Edward F. Crawford and Avrum Gray to the Board.

FOR ALL NOMINEES [ ]
WITHHOLD FROM ALL NOMINEES [ ]
FOR ALL EXCEPT [ ]

 GAMCO intends to use this proxy to vote (i) FOR Messrs. Crawford, Gray, and Prather.

NOTE: IF YOU DO NOT WISH FOR YOUR SHARES TO BE VOTED "FOR" A PARTICULAR GAMCO NOMINEE, MARK THE "FOR ALL EXCEPT" BOX AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW. YOUR SHARES WILL BE VOTED FOR THE REMAINING GAMCO NOMINEE(S). NOMINEE(S) BELOW.

PROPOSAL 2 --	RATIFICATION OF APPOINTMENT OF KPMG LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2010

FOR [ ] AGAINST [ ] ABSTAIN [ ]

GAMCO recommends voting FOR Proposal 2.

In their discretion, the herein named attorneys and proxies are authorized to vote upon such other matters as may properly come before the 2010 Annual Meeting.

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Dated:

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Signature

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Title or Authority

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Signature (if held jointly)
Please sign exactly as name appears
hereon. If Shares are registered in
more than one name, the signature of
all such persons should be provided. A
corporation should sign in its full
corporate name by a duly authorized
officer, stating his or her title.
Trustees, guardians, executors and
administrators should sign in their
official capacity, giving their full
title as such. If a partnership, please
sign in the partnership name by an
authorized person. The proxy card votes
all Shares in all capacities.

PLEASE SIGN, DATE AND RETURN THIS PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE TODAY.

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IF YOU HAVE ANY QUESTIONS, REQUIRE ASSISTANCE WITH VOTING YOUR BLUE PROXY CARD, OR NEED ADDITIONAL COPIES OF GAMCO’S PROXY MATERIAL, PLEASE CALL GAMCO AT THE PHONE NUMBERS LISTED BELOW.

GAMCO ASSET MANAGEMENT INC.

One Corporate Center
Rye, New York 10580

TOLL-FREE (800) 422-3554
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